WALLACE A. GLAUSI

ATTORNEY AT LAW

550 PARK AVENUE, SUITE 220

PORTLAND, OR 97205

(503) 515-3657

May 12, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Re	LB 1 LLC Response to Comments on Offering Statement on Form 1-A Filed January 30, 2020 File No. 024-11147

Dear Examiners,

Below are our comments, in bold type, to your letter of February 26, 2020.

Offering Statement on Form 1-A filed January 30, 2020

General

1.	We note inconsistencies between Part I of your Form 1-A and your offering circular. Please revise Part I of your Form 1-A or your offering circular as follows:

•

We note that the financial statements information included in Item 1 of Part 1 is inconsistent with the financial statements included in the offering circular. Please revise to correct this discrepancy.

ANSWER: This information has been corrected. Pursuant to telephone discussions with Jorge Bonilla, the $45,800 Deferred Syndication Expenses listed on the Audited Financials has been included in the Total Assets but is not listed as a line item as it does not properly fit into the available categories.

•	We note that you check the box for bad actor disclosure in Item 3 of Part I. However, we cannot locate the bad actor disclosure in your offering circular.

ANSWER: Box has been unchecked.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

May 12, 2020

•	We note that in Item 4 of Part I you indicate that the offering will not be conducted for more than one year. However, in the offering circular you disclose that you intend to raise $200 million by the year 2022.

ANSWER: This error has been corrected to read $50 million and reference to 2022 removed.

•	Please disclose a price per security in Item 4 of Part I.

ANSWER: Done.

•	We note that in Item 4 of Part I you include sales commissions. However, in the offering circular you disclose that you do not intend to use commissioned sales agents or underwriters.

ANSWER: Corrected.

•	We note that in Item 6 of Part I you state that 1,000 common membership interests were issued. However, on page 31 of the offering circular you disclose that only 100 units are outstanding.

ANSWER: Corrected.

2.	We note the disclosure on page 6 that notes may be purchased “at any time at the interest rate and terms defined for that period by the manager.” Additionally, your disclosure on page 24 indicates that distributions would be paid as set forth in each individual note. Please revise your offering statement and your description of securities being offered to disclose the terms of the notes being offered. In this regard, disclose the information required by Item 14(b) of Part II on Form 1-A. Note that you may not conduct a delayed offering of notes in reliance on Regulation A and that all of the information regarding the terms of the notes you are offering must be included in the offering circular at the time of qualification. Additionally, we note references to offering membership interests on page 4 and in the tax disclosure on page 33. Please revise your offering statement to include the membership interests or remove these references.

ANSWER: Corrected.

3.	We note that you are focused on purchasing and selling performing and non-performing mortgage notes secured by first deeds of trust, mortgages or land contracts, as well as originating and selling real estate backed mortgage loans. However, you have not yet identified any assets to acquire with the net proceeds of this offering. It appears that you are conducting a blind pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. For example only, please provide the disclosure related to compensation in accordance with Item 4 of Guide 5 and include prior performance disclosure and tables in accordance with Item 8 of Guide 5, as applicable. In this regard, we note the statement on page 24 that you may use advertising materials presenting “the past performance of our sponsor and its affiliates.” Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

ANSWER: Information regarding assets included.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

May 12, 2020

4.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

ANSWER: Duly noted.

5.	Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.

ANSWER: Duly noted.

Cover Page

6.	We note that you estimate $49,900,000 of net proceeds after paying $100,000 of offering expenses. However, in Item 4 of Part I you estimate net proceeds of $44,865,000. Please reconcile. In this regard, revise the table on page 2 to reflect the information on a per share/unit basis. Refer to Item 1(e) of Part II on Form 1-A.

ANSWER: Corrected.

Summary of Offering, page 5

7.	We note that your disclosure on page 8 relating to the priority (Waterfall) for the distribution of cash from the Company is inconsistent with your disclosure on page 37 which indicates that the Management Fee shall be paid by the Company prior to making any interest payments to Note Holders. Please revise to reconcile.

ANSWER: Corrected.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

May 12, 2020

8.	We note your definition of target returns on page 6. Additionally, we note that you have limited assets and no revenues or operating history; thus, it does not appear that you have a reasonable basis for the target returns. Please remove the target returns or further explain to us your basis for predicting a 5% to 10% return.

ANSWER: Interest rates on the Note Securities have been revised to 6% to 9%.

Currently, there are trillions of dollars in Mortgage Backed Securities (MBS) available to the secondary market. For example, JP Morgan Chase has an estimated $4.5 Trillion in MBS and Wells Fargo is estimated at around the same $4.5 Trillion mark in MBS.

Currently, Issuer and/or its principals have business relationships with about 200 financial institutions that liquidate these loans on a quarterly basis. This includes a standing relationship with Fannie Mae, who recently ended the quarter selling a portfolio consisting of 12,775 loans with a Principle Balance of approximately $1.8 Billion. Our plan is to in a position to purchase the next one later this year.

Upon approval, capital will be raised to secure a loan package of about 320 loans valued at approximately $20M.

First Position Liens, Non-Performing

•	31-90% LTV
•	Loan values between $20k - $200k average and few that are at the $880k price point
•	Total Average Current LTV - 67.6%
•	Total Average BPO LTV - 89.99%
•	States of concentration are highly desired by debt buyers: FL, NC, GA, MD, SC, TN
•	Majority owner-occupied SFR and Manufactured Homes

The following is how the current portfolio will be monetized and profits will be paid over the course of the 3-5 year term:

•	60% - Sold immediately for profit to other funds and current private buyers on our list
•	40% - Worked in-house

In using these formulas and strategies, the profits that are actualized will be used to pay back investors.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

May 12, 2020

Signatures, page 50

9.	Please identify the individuals signing in the capacity of your Principal Executive Officer and Principal Financial Officer. Refer to Instruction 1 to the Instructions to Signatures on Form 1-A.

ANSWER: Done.

Exhibits

10.	Please have counsel revise the legality opinion to opine that the debt securities will be binding obligations of the company. Refer to Section II.B.1.e of Staff Legal Bulletin 19 available at sec.gov.

ANSWER: Done.

Respectfully submitted,

Attorney at Law